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                            April 9, 2021

       Adam Singolda
       Chief Executive Officer
       Taboola.com Ltd.
       16 Madison Square West, 7th Floor
       New York, NY 10010

                                                        Re: Taboola.com Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-4
                                                            Submitted March 25,
2021
                                                            CIK No. 0001840502

       Dear Mr. Singolda:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-4

       Unaudited Historical Comparative and Pro Forma Combined Per Share Data of ION and
       Taboola, page 8

   1.                                                   Please disclose
equivalent pro forma per share data for Taboola pursuant to Part I.A Item
                                                        3(f) of Form F-4. Also,
disclose the ratio of the shares of ION common stock to be issued for a share of Taboola.
       Risk Factors
       Our amended and restated articles of association..., page 36

   2. We are unable to locate disclosure responsive to prior comment 5. Please advise or revise.
 Adam Singolda
Taboola.com Ltd.
April 9, 2021
Page 2
3. We note your response to prior comment 26. Please revise your disclosure in the filing and in exhibit 3.2 to clarify that the exclusive forum provision does not apply to Exchange
      Act claims or advise.
Non-GAAP Financial Measures, page 140

4. We note your response to prior comment 15. Please revise the name of your ex-TAC revenues measure to reflect its nature as being more akin to gross profit. Please also revise to reconcile this measure to gross profit, which appears to be the most comparable
      GAAP measure.
5. As a related matter, please revise to the title of your measure Adjusted EBITDA margin to reflect that the denominator is a non-GAAP measure more akin to gross profit. The current terminology suggests it is Adjusted EBITDA as a percentage of revenues, similar to your calculation of net income margin. Please also revise to explain what the measure is intended to represent and why it is useful to investors.
Unaudited Pro Forma Combined Financial Information, page 158

6. Please revise your ownership table on page 160 to clarify how you calculated the number of Taboola ordinary shares outstanding at closing that are attributable to existing Taboola
      Shareholders and PIPE investors. Similarly revise your footnotes 1 and 2 to the pro forma
      EPS table on page 167 to clarify how you determined the basic and diluted weighted average shares outstanding attributable to Taboola Shareholders.
        You may contact Lisa Etheredge, Senior Staff Accountant at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameAdam Singolda
                                                           Division of
Corporation Finance
Comapany NameTaboola.com Ltd.
                                                           Office of Technology
April 9, 2021 Page 2
cc:       Senet S. Bischoff
FirstName LastName